Exhibit 99.2

AMENDMENT NUMBER TWO TO THE
LOWE’S 401(k) PLAN

This Amendment Number Two to the Lowe’s 401(k) Plan, as amended and restated effective as of January 1, 2013 (the “Plan”), is adopted by Lowe’s Companies, Inc. (the “Company”).
W I T N E S S E T H:
WHEREAS, the Company currently maintains the Plan; and
WHEREAS, the Company desires to amend the Plan to add the provision of Roth contributions pursuant to Internal Revenue Code Section 402A.
WHEREAS, under Section 15 of the Plan, the Company may amend the Plan in whole or in part at any time;
NOW, THEREFORE, the Company hereby amends the Plan effective as of January 1, 2015, or as otherwise specified herein, as follows:
1.    The following new definition shall be added to Section 2, effective as of July 18, 2015:

"Roth Contributions	Contributions made pursuant to the elections of Participants in accordance with Section 4(j).”
2.    The second sentence of Section 4(b) regarding Catch-Up Contributions shall be revised to read as follows, effective as of July 18, 2015:
“A Participant who makes an election, or is deemed to have made an election, to reduce his Deferral Compensation under Section 4(a) or 4(j), and who is eligible to make Catch-Up Contributions in accordance with this Section 4(b) shall be deemed to have elected to make Catch-Up Contributions to the extent the Participant’s Salary Deferral Contributions and Roth Contributions made in accordance with the Participant’s compensation reduction election, or deemed election, under Section 4(a) or 4(j) would exceed the limitation of Code Section 402(g) or 415.”
3.    Effective July 18, 2015, the last sentence of Section 4(c) regarding Company Match Contributions shall be amended to read as follows:
“Lowe’s will make Company Match Contributions based on Participant Catch-Up Contributions and Roth Contributions to the same extent Company Match Contributions are made based on Salary Deferral Contributions as described in this Section.”
4.    The following new Section 4(j) shall be added to the Plan to read as follows, effective as of July 18, 2015:
“(j)    Roth Contributions. Effective on and after July 18, 2015, the Plan will accept Roth Contributions made on behalf of Participants other than Participants who elect to make employee deferrals to the Lowe’s Companies Benefit Restoration Plan. A Roth Contribution is an elective deferral that is (i) designated irrevocably by the Participant at the time of the cash or deferred election as a Roth Contribution that is being made in lieu of all or a portion of the pre-tax Salary Deferral Contributions the Participant is otherwise eligible to make under the Plan, subject to the same limitations in combination with such pre-tax Salary Deferral Contributions, and (ii) treated by Lowe’s as includible in the Participant’s income at the time the Participant would have received that amount in cash if the Participant had not made a cash or deferred election. Contributions and withdrawals of Roth Contributions will be credited and debited to the Roth Contribution account maintained for each Participant. The Plan will maintain a record of the amount of Roth Contributions in each Participant’s Account. Gains, losses, and other credits or charges must be separately allocated on a reasonable and consistent basis to each Participant’s Roth Contribution account and the Participant’s other accounts under the Plan. No contributions other than Roth Contributions and properly attributable earnings will be credited to each Participant’s Roth Contribution account. Notwithstanding Section 9(g), a direct rollover of a distribution from a Roth Contribution account under the Plan will be made only to another Roth elective deferral account under an applicable retirement plan described in Code Section 402A(e)(1) or to a Roth IRA described in Code Section 402(c). The Plan will accept a rollover contribution to a Roth Contribution account only if it is a direct or indirect rollover from another Roth elective deferral account under an applicable retirement plan described in Code Section 402A(e)(1) and only to the extent the rollover is permitted under the rules of Code Section 402(c). Eligible rollover distributions from a Participant’s Roth Contribution account are taken into account in determining whether the total amount of the Participant’s account balances under the Plan exceeds $5,000, but are considered separate from a Participant’s other accounts in determining whether the total amount of the Participant’s account balances under the Plan exceeds $1,000, for purposes of mandatory distributions from the Plan. A Participant may elect to receive a withdrawal from the Participant’s Roth Contribution account subject to the same conditions and restrictions applicable to in-service withdrawals from the Participant’s Salary Deferral Account under Section 10. In the case of a distribution of “excess deferrals” or “excess contributions” under Section 4(e) or the return to the Participant of salary deferrals to comply with Section 6(b) and Code Section 415, the Plan will distribute pre-tax Salary Deferral Contributions first. The Committee shall establish rules and procedures applicable to the making and distribution of Roth Contributions that are not inconsistent with the provisions of this Section 4(j).”
5.    The first sentence of Section 6(a) regarding Allocations to Accounts shall be amended to read as follows, effective as of July 18, 2015:
“The Salary Deferral Account, Matching Account and any additional accounts established to receive Catch-Up Contributions or Roth Contributions maintained for each Participant will be credited throughout each Plan Year with Salary Deferral Contributions, Company Match Contributions, Catch-Up Contributions, and Roth Contributions respectively made on his behalf pursuant to Sections 4(a), (b), (c) and (j) of the Plan.”
6.    The first sentence of Section 10(a) regarding Hardship Withdrawals shall be amended to read as follows:
“A Participant who is still employed by Lowe’s shall be entitled to request a hardship withdrawal of all or a portion of his Salary Deferral Account, Rollover Account, ESOP Diversification Account, and any Catch-Up Contribution or Roth Contribution account; provided however, that any earnings attributable to his Salary Deferral Account or Catch-Up Contribution account may not be withdrawn, and the minimum hardship withdrawal permissible shall be $1,000.”
7.    Section 10(b) shall be deleted in its entirety and replaced with the following:
“(b)    Age 59‑1/2 and Disability Withdrawals. A Participant who is still employed by Lowe’s shall be entitled to request a one‑time withdrawal of his entire Capital Accumulation after he has attained age 59 ½ or after he becomes disabled within the meaning of Code Section 72(m)(7). An application for a withdrawal by an eligible Participant under this Section 10(b) may be made through any electronic medium designated by the Committee. A Participant who receives a withdrawal under this Section 10(b) shall continue to participate in the Plan, and any amounts allocated to his Accounts after the withdrawal shall be distributed at the times specified in Sections 9(a) and (b).”
8.    Except as expressly or by necessary implication amended hereby, the Plan shall continue in full force and effect.
IN WITNESS HEREOF, the Company has adopted this Amendment Number Two to the Plan effective as of the effective date set forth above.

LOWE'S COMPANIES, INC.

By:	/s/ Maureen K. Ausura
Maureen K. Ausura Chief Human Resources Officer

Date:	November 4, 2014